Invest in MedCoShare

Flexible coworking spaces for doctors and other healthcare practitioners



(f) (@) MEDCOSHARE.COM PHILADELPHIA PA   `Infrastructure` `Main Street` `Technology` `Real Estate` `Community`

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Why you may want to invest in us...

1   Healthcare space sharing has proven successful in other states and markets.

2   The management team is composed of doctors and real estate entrepreneurs.

3   Increasing demand due to healthcare trends.

4   5 clients and growing.

Why investors ❤ us

WE'VE RAISED $225,000 SINCE OUR FOUNDING



Healthcare co-sharing is not only a great idea but I believe the team at MedCoShare is the right team to execute on this idea and take it nationwide. They've been able to attract clients during a pandemic and once a majority of the people get a vaccine this idea will grow exponentially. I see healthcare co-sharing disrupting the medical real estate industry and done properly can have a profound impact on launching private practices in the U.S. I'm excited to invest in this round!

Shalin Shah President, Shah Bio Consulting, LLC.

`LEAD INVESTOR` `INVESTING $25,000 THIS ROUND`

Our team



Ronak Vyas
CEO
Serial entrepreneur for 10+ years. Launched a commercial real estate brokerage business as well as acquiring multi-family properties in Pennsylvania and New Jersey.




Gregory Goldmacher
CTO
MD, PhD, MBA. Physician and pharmaceutical executive.




Amit Mundade
COO
A manager at Redfin and has sold 54 transactions valued at over $24M in the past year. He is a successful real estate developer, flipper, and operator. Prior to real estate he was a project engineer at Rolls-Royce Aerospace for 10 years.




Anthony Khan
CFO
15+ years Project Manager experience in the pharmaceutical, healthcare, finance, and telecom industries. He Co-founded ARA Group LLC an apartment investment group and is an asset manager and syndicator for affordable housing projects.


Story



Contact:
Ronak Vyas
info@medcoshare.com

Co-working/Shared Office Space for
Healthcare Providers

PROBLEM/ OPPORTUNITY

Landlords
- ❖ Healthcare tenants required to sign long leases (5-10 years)
- ❖ Large upfront costs (fit-outs, deposit, service contracts)

Independent Healthcare Providers
- ❖ Want to test market before committing to long-term lease
- ❖ Want to work part-time at various points in their careers
- ❖ Practices combining telemedicine with face to face visits

Offices
- ❖ Affluent areas with desirable populations are not affordable
- ❖ Private medical offices have declined over the past 8 years

---

TARGET CLIENTS

Healthcare provider types
- ❖ Physicians (primary and specialists)
- ❖ Naturopaths, acupuncture/homeopathy/alternative
- ❖ Podiatrists, chiropractors, physical therapists, massage therapists
- ❖ Estheticians, medspa services
- ❖ Psychotherapists, nutritionists
- ❖ Weight management, hair restoration

     

Client profile
- ❖ Solo practice or partnership
- ❖ Building practice, pre-retirement, or family obligations
- ❖ Moonlighting from primary job
- ❖ Telemedicine hybrid practices

Client needs
- ❖ Flexible schedule, short term
- ❖ Basic support/utilities/maintenance
- ❖ Affordable (esp. non-physician)
- ❖ Support services (for physicians)

OVERALL MARKET

Potential clients: HCPs in solo practice

	Total	Solo
Physicians	950	142
Massage therapists	330	231
Acupuncturists	38	27
Chiropractors	95	66
Estheticians	183	100*
Total		**638**

All values in thousands, for United States over last 4 yrs.
Sources for estimates: see links
* No published data available, estimate made based on
conversations with practitioners.

Total market in US: $920M
- ❖ 64,000 clients (10% use of co-sharing)
- ❖ 3200 locations (20 rooms/location)
- ❖ $1,200/client (1 room/month)

SOLUTION / BENEFITS

Medical Office Sharing / Coworking Spaces

Short-term & Part-time Options

Affordable and Low Risk
No deposits or fit-out, no utilities or maintenance

Premium Offerings
Private Practice Launch & B2B Solutions

BUSINESS MODEL

 Lease space in urban and suburban areas
(High household incomes, high prevalence of private insurance)

 Renovate and fit out space for healthcare use including
setup of utilities, waste removal, other basic services.

Additional revenue

Physicians:
- Practice launch accelerator services (EMR, insurance)
- Premium support services (eg. shared MA/RN)

Business to Business (B2B):
- For landlords: preparation of space, operational support, marketing/pricing, website, software

Market flexible leasing options to healthcare providers

MEDCOSHARE

PROOF OF CONCEPT AND COMPETITORS

Proof of Concept
- 7 similar companies (2 in NY, 1 each in VA, MD, MA, AZ, CA)
- 2 operating for 3-4 years. 5 formed within last 18 months.
- Concept now at "innovator" or "early adopter" stage, poised for dramatic growth (think urgent care clinics in 1980s)

Direct Competition
- Traditional leasing
- Informal space sharing among HCPs
- No commercial competition in Philadelphia

Indirect Competition
- Telemedicine (may also increase need for space)
- Absorption of providers into large systems
- Regulatory changes that affect outpatient care delivery more broadly

MEDCOSHARE

COMPETITIVE ADVANTAGES

FLEXIBLE AND AFFORDABLE
Low-risk, low-cost option. Part-time or full-time. Variety of price plans. Utilities and basic support provided.

EASY START
Practice launch accelerator support helps HCP start practicing quickly.

MANY PROVIDER TYPES
Not limited to physicians, can tailor facilities and services to local demand.

1ST TO MARKET
We are the first to market in Philadelphia, building product, brand, and networks.

MEDICAL REAL-ESTATE EXPERTISE
The team has knowledge of the local medical real estate market and development with 25+ years of experience.

MEDCOSHARE

PROGRESS AND TRACTION

- Raised $200,000 for Proof of Concept
- Launched www.MedCoShare.com
- Opened 1st location in July 2020
- Earned media exposure to support marketing
- Multiple clients now practicing, with revenue increasing monthly

MEDCOSHARE

REVENUE MODEL

Leasing rates for first location (already open):
- Starter package: 16 hrs/month $350+ per month
- Part time: 1-4 days/week $540-2120 per month
- Full time: 5 days/week $1930-2520 per month

Revenues for first location:
(10 Rooms) not including support services: $32,790 at 90% occupancy

Goal: Full occupancy within one year, open 2nd location in Philadelphia, and 3rd on Main Line

Ancillary Services:
- B2B – Consulting business
  - Price $7500-9500/project, at 30% profit margin
  - Estimate 2 projects in year 1, 6 in year 2, 12 in year 3

This slide contains forward-looking projections that cannot be guaranteed.

MEDCOSHARE

FINANCIAL PROJECTIONS

Monthly Projections (starting July 2021)	Year 1 2021	Year 2 2022	Year 3-5 2023-2025
Rooms	10 (1 location)	30 (2 locations)	150 (5-10 locations)
Revenue	$32,790	$92,410	$462,850
Expenses (rent, utilities, insurance)	$7,360	$22,750	$113,750
Marketing and other expenses	$780	$3,000	$15,000
Staff	$3,750	$6,000	$30,000
Monthly net operating income (leasing)	$20,900	$60,660	$304,100
Additional revenue (B2B)	$425	$1,275	$2,125
Annual Net Income (pre-tax)	$255,900	$743,220	$3.67M

Other Key Figures	
Customer acquisition cost	$330
Current monthly burn rate	$12,000
# of clients to be profitable	9
Break-even on one location (at 90% occupancy)	17 months

This slide contains forward-looking projections that cannot be guaranteed.

MEDCOSHARE

INVESTOR RETURNS AND EXIT OPTIONS

Near term (3-5 years) growth - multiple locations expanding from Philadelphia, then raise funding to launch new locations in multiple regions or acquire similar companies in other cities.

Exit 1: Acquisition by consolidator

After period of industry growth expansion and maturation, leading companies or investors will buy competitors to consolidate industry.

Exit 2: Sale of equity in private market

Development into mature companies generating profits enable sale of equity stake to investors who anticipate further growth.

This slide contains forward-looking projections that cannot be guaranteed.

MEDCOSHARE

COVID-19 IMPACT

Challenges
- Construction and permit delays
- Client hesitation about new practice
- Patient concern re: outpatient facilities

Advantages
- Our products reduces risk of trying new practice
- ↑ Telemed hybrid model → need part-time space
- Commercial office space for expansion cheap

Anticipated resolution
- Widespread vaccination expected by May/June 2021 (CDC and pharma projections)
- Outpatient care demand will rebound, pent-up from deferred care
- Rebound ("V-shaped"), especially for HCPs furloughed due to loss of elective procedures
- Factors that drive co-sharing need (lease market, HCP desire for flexibility) remain in place
- Rapid demand growth likely starting late summer 2021

This slide contains forward-looking projections that cannot be guaranteed.

MEDCOSHARE

FOUNDER TEAM

   

Ronak Vyas

CEO – Overall strategy and implementation

Ronak is a successful commercial real estate broker and entrepreneur. Having launched other companies he understands what it takes to go from zero to one with limited resources.

Anthony Khan

CFO – Financial planning and management

Anthony has been a Project Manager for 15+ years serving the pharmaceutical, healthcare, finance, and telecom industries. He co-founded an apartment investment group, and is an asset manager and syndicator for affordable housing projects.

Amit Mundade

COO – Day to day operations and policies/procedures

Amit is a successful real estate developer, flipper, and operator. Prior to entering real estate he was a project engineer in aerospace and real estate technology for 15+ years.

Greg Goldmacher

CTO – Website, social media marketing, liaison with HCP community

Greg is a physician and scientist, now an executive in pharma. He also has a business education, and experience starting commercial and non-profit organizations.

MEDCOSHARE

ADVISORS AND INVESTORS



Vai Katkade, MD, PhD is a physician scientist with training in Family Medicine. Vai works as a pharmaceutical executive and is also a real estate entrepreneur. He brings his medical and real estate skills and experience to the group.



Kimberly Goldmacher, MSN, FNP-BC, CDE is a nurse practitioner with a background in family practice and endocrinology, most recently at a busy private endocrinology practice in the suburbs of Philadelphia.

In addition to real estate investors and healthcare providers, other current investors include an investment group composed of IT professionals and entrepreneurs.

MEDCOSHARE

NEXT STEPS

Goal: $975,000

To be used for:
- Additional locations
- Additional staff
- Marketing

Grow Marketing Campaign	Continue Onboarding Clients	Ongoing
Operational Planning with Staffing	Raise Additional Capital	Q1-2/2021
Launch Second Location		Q3-4/2021
Launch Third Location		Q1/2022

MEDCOSHARE

This slide contains forward-looking projections that cannot be guaranteed.

COME JOIN US!

"Being a new small business owner in the midst of a pandemic, MedCoShare has been a blessing. Where else could I start a business, build clients, and have a flexible membership with no long-term commitments for peace of mind during the uncertainty?" – Maryaell Rodriguez, NP (current client)

"If I were a physician in Philadelphia right now, and I was thinking about trying private practice, what better way to do this than to put your toe in the water with this start-up?" Jan Sidorov, MD; CEO, Care Centered Collaborative (Philadelphia Inquirer article)

5 Aug. 2020
Philadelphia Inquirer: Philly start-up MedCoShare aims to create the city's first coworking space for medical practices

5 Oct. 2020
Temple Fox School of Business: Two MBA alums are creating opportunity for healthcare providers in Philadelphia

13 Oct. 2020
Philly Mag: The Company Bringing Medical Co-Working Spaces to Philly

Technically Philly: An on-

MED: Co-Sharing Medical Spaces

demand medical coshoring space | Gain in Popularity During the
just launched in Fishtown | Pandemic
6 Sep. 2020   12 Oct. 2020

Contact: Ronak Vyas   info@medcoshare.com

MEDCOSHARE

Investor Q&A

COLLAPSE ALL

What does your company do? ⌄

We allow doctors and other healthcare providers to rent space that is flexible and
affordable (part-time or short-term), with all basic utilities and support provided, so they
can practice independently, on their own terms.

Where will your company be in 5 years? ⌄

We hope to expand to numerous locations in cities across the US, and provide premium
support services in addition to the basic space, to make independent practice a viable
option for more healthcare providers. We also plan to build a platform to connect practices
that have extra space to providers who need space. These projections cannot be
guaranteed.

Why did you choose this idea? ⌄

We noticed that it is hard for doctors who need flexibility to practice the way they want to
can't find a place to do it. Traditional leasing is expensive and restrictive, so only large
practices can get spaces that truly meet their needs.

How far along are you? What's your biggest obstacle? ⌄

We've opened one location, and have clients signing up despite the pandemic's effect on
businesses overall. Our biggest obstacle is lack of capital for expansion to more locations.

Who competes with you? What do you understand that they don't? ⌄

There is no direct competitor in the Philadelphia region. Our founding team understands
both healthcare and the medical real estate market from experience.

How will you make money? ⌄

Clients pay for leased space, and in the future will pay for premium support services. The
envisioned digital platform will take user fees, and collect data that may be monetized.

**What are the biggest risks? If you fail, what would be the reason? What has
to go right for you to succeed?** ⌄

Leasing and renovating space is a large upfront cost. If we can't grow our client base fast
enough, we may run out of money before we can become profitable.

